UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

MUZINICH BDC, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number)

Paul Fehre c/o Muzinich & Co., Inc. 450 Park Avenue New York, New York 10022 (212) 888-3413
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Muzinich & Co., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
952.293 shares of Common Stock

	8	SHARED VOTING POWER
N/A

	9	SOLE DISPOSITIVE POWER
952.293 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
952.293 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; IA

Item 1.     Security and Issuer.
This Statement on Schedule 13D relates to the Common Stock (the "Shares") of Muzinich BDC, Inc. (the "Company").  The address of the principal executive office of the Company is 450 Park Avenue, New York, New York 10022.

Item 2.     Identity and Background.
This statement is being filed by Muzinich & Co., Inc., a Delaware corporation. The address of the principal executive office of Muzinich & Co., Inc., is 450 Park Avenue, New York, New York 10022.
Muzinich & Co., Inc. is principally engaged in the business of serving as an investment manager specializing in corporate credit investment portfolios and other credit-based investment strategies.
Muzinich & Co., Inc. is controlled by George Muzinich, its primary principal owner.  The directors and executive officers of Muzinich & Co., Inc., and the present principal occupation of each such director or officer, are as follows:

•
George Muzinich is a Director and the Chairman and Chief Executive Officer of Muzinich & Co., Inc. Mr. Muzinich is a citizen of the United States. Mr. Muzinich’s principal occupation is as Chairman & Chief Executive Officer of Muzinich & Co., Inc. Mr. Muzinich’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Ann-Marie Baker is a Director and the Deputy Chief Operating Officer of Muzinich & Co., Inc. Ms. Baker is a citizen of the United States. Ms. Baker’s principal occupation is as Deputy Chief Operating Officer of Muzinich & Co., Inc. Ms. Baker’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Mark Clark is a Director and the Chief Financial Officer of Muzinich & Co., Inc.  Mr. Clark is a citizen of the United States. Mr. Clark’s principal occupation is as Chief Financial Officer of Muzinich & Co., Inc.  Mr. Clark’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Adam Kaufman is a Director and the General Counsel of Muzinich & Co., Inc. Mr. Kaufman is a citizen of the United States. Mr. Kaufman’s principal occupation is as General Counsel of Muzinich & Co., Inc. Mr. Kaufman’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Michael Ludwig is a Director and the Head of Risk of Muzinich & Co., Inc.  Mr. Ludwig is a citizen of Germany. Mr. Ludwig’s principal occupation is as Head of Risk of Muzinich & Co., Inc.   Mr. Ludwig’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Cheryl Rivkin is a Director and the Chief Administrative Officer & Director, Compliance of Muzinich & Co., Inc.  Ms. Rivkin is a citizen of the United States. Ms. Rivkin’s principal occupation is as Chief Administrative Officer & Director, Compliance of Muzinich & Co., Inc. Ms. Rivkin’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Fenton Tom is a Director and the Head of Strategy and Human Capital of Muzinich & Co., Inc. Mr. Tom is a citizen of the United States. Mr. Tom’s principal occupation is as Head of Strategy and Human Capital of Muzinich & Co., Inc. Mr. Tom’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

•
Paul Fehre is the Chief Operating Officer of Muzinich & Co., Inc. Mr. Fehre is a citizen of the United States. Mr. Fehre’s principal occupation is as Chief Operating Officer of Muzinich & Co., Inc. Mr. Fehre’s business address is c/o Muzinich & Co., Inc., 450 Park Avenue, New York, New York 10022.

During the last five years, neither of Muzinich & Co., Inc., nor, to the best knowledge of Muzinich & Co., Inc., any of its executive officers, its directors, or any other persons controlling it has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
The Shares herein reported as being beneficially owned by Muzinich & Co., Inc. were acquired at an aggregate purchase price of $95,229.25, through private placement transactions, as described further in Item 5 below. The funds used in such purchases were from available capital.

Item 4.     Purpose of Transaction.
Except as set forth herein, Muzinich & Co., Inc. has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  Muzinich & Co., Inc. intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties with respect to Muzinich & Co., Inc.’s investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to Muzinich & Co., Inc., conditions in the securities market and general economic and industry conditions, Muzinich & Co., Inc. may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock and/or otherwise changing its intentions with respect to any and all matters referred to in Item 4 of Schedule 13D. Muzinich & Co., Inc. has entered into a subscription agreement dated August  23, 2019 with the Company, pursuant to which Muzinich & Co., Inc. is committed to acquire additional Shares as capital is drawn by the Company in accordance with such subscription agreement.

Item 5.     Interest in Securities of the Issuer.

Based on the most recent information available to Muzinich & Co., Inc., there are 9,010 Shares outstanding.  As of September 25, 2019, Muzinich & Co., Inc. may be deemed to beneficially own 952.293 Shares, which represents approximately 10.6% of the outstanding Shares.  The number of Shares which may be deemed to be beneficially owned by Muzinich & Co., Inc. are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class

(A) Muzinich & Co., Inc.:	Sole Voting and Sole Dispositive Power	10.6%
952.293

On August 6, 2019, Muzinich & Co., Inc. acquired 10 of the Shares reported herein at a price of $100 per Share in a private placement transaction.  The remaining 942.293 Shares reported herein were acquired pursuant to a private placement transaction on September 25, 2019 at a price of $100 per Share pursuant to a subscription agreement dated August 23, 2019 between the Company and Muzinich & Co., Inc.

Item 6.     Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
As discussed in Item 4 and Item 5 herein, Muzinich & Co., Inc. has entered into a subscription agreement related to the Shares, a form of which is attached as Exhibit 10.4 to the Company's Form 10 filing dated August 16, 2019 and the terms of which are hereby incorporated by reference.

Item 7.     Materials Filed as Exhibits.
The following exhibit is incorporated by reference:

Exhibit A – Form of Subscription Agreement between Muzinich BDC, Inc. and Muzinich & Co., Inc. (incorporated by reference to Exhibit 10.4 to the Company's Form 10 filed with the Securities and Exchange Commission on August 16, 2019)

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, Muzinich & Co., Inc. expressly disclaims the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by Muzinich & Co., Inc. that it is the beneficial owner of such securities.

 SIGNATURES
The undersigned certifies, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agrees to the filing of this Statement on Schedule 13D.

MUZINICH & CO., INC.

Date: October 4, 2019	By:	/s/ Paul Fehre
	Name:	Paul Fehre
	Title:	Chief Operating Officer